July 29, 2019

J. Lance Carter
Executive Vice President and Chief Operating Officer
Heartland Bancorp, Inc.
401 North Hershey Road
Bloomington, IL 61704

       Re: Heartland Bancorp, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 2, 2019
           CIK No. 0000775215

Dear Mr. Carter:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on July 2, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Basis of Presentation, page ii

2. We note your disclosure here and on page 15 that you intend to conduct a stock split prior to the completion of this offering but that this is not reflected in all of your per-share information in this prospectus. Please confirm that you will revise your prospectus to
 J. Lance Carter
FirstNameBancorp, Inc.Lance Carter
Heartland LastNameJ.
Comapany NameHeartland Bancorp, Inc.
July 29, 2019
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         disclose all per-share information to reflect your proposed stock split in a pre-effective amendment, or explain why you do not believe this is material information for investors in this offering. We may have additional comments after reviewing your response.
Prospectus Summary
Company Overview, page 1

3. Please revise to clarify, if true, that you have a "leading deposit share" in Central Illinois and/or specific MSAs or Micropolitan Statistical Areas therin (e.g. Bloomington-Normal,
         Ottawa-Peru, etc.). In this regard we note you do not appear to have a leading deposit share in Northeastern Illinois or the Chicago MSA based on your disclosure of branch locations on page 4 and deposit market share by county on page 7.
4. Please revise to specify the time period over which you have acquired "more than a dozen community bank acquisitions."
Our Market Area, page 3

5. We note your disclosure that the Chicago MSA contributes 34% of your deposits and 44%
         of your loan portfolio. Please tell us your next largest market(s) by these metrics and, if material, disclose this information and outline the economies of the "mid-sized markets"
         in which you operate.
Summary Historical Consolidated Financial and Other Data
GAAP reconciliation and management explanation of non-GAAP financial measures Net interest income excluding accretable yield and net interest margin excluding accretable yield, page 19

6. We note that you disclose, here and elsewhere in the filing, multiple non-GAAP metrics that exclude accretable yield, such as net interest margin excluding accretable yield, net interest income excluding accretable yield, yield on loans excluding accretable yield, loan interest income excluding accretable yield, and yield on loans excluding accretable yield.
         The exclusion of accretion income represents a tailored accounting principle prohibited by
         Regulation G, as it appears to exclude the effects of purchase accounting rather than presenting true organic growth. Please revise your filing to remove these items. Refer to
         Question 100.04 of the Compliance and Disclosure Interpretations for guidance.
Core net income, core return on average assets and core return on average stockholders' equity , page 23

7. We note that your core net income is adjusted for gains or losses on sales of securities and bank premises and equipment, which you consider non-recurring. However, we note that these items appear to have occurred as adjustments in multiple periods. Please tell us how you concluded that these adjustments are consistent with guidance in
Item 10(e) of
         Regulation S-K and see Question 102.03 of the Compliance and Disclosure
 J. Lance Carter
Heartland Bancorp, Inc.
July 29, 2019
Page 3
         Interpretations on Non-GAAP Financial Measures (April 4, 2018). In addition, revise your disclosures to provide enough detail for readers to understand why you consider these adjustments to be non-recurring.
Comprehensive Credit-Related Coverage, page 26

8. We note that you present "total allowance for loan losses and credit loss related loan discounts," which appears to include credit-related loan discounts resulting from business combination accounting. We also note that you calculate "comprehensive credit-related coverage" based upon this total allowance. The addition of acquisition accounting adjustments (credit-related loan discounts) to the allowance for loan losses to derive a total allowance represents a tailored accounting principle prohibited under Regulation G.
         In addition, this adjustment implies that the acquisition accounting-related adjustment is available to the entire loan population (i.e., acquired and originated loans), but it is only available for the acquired loans. Please revise future filings to remove these measures.
         Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.
Use of Proceeds, page 60

9. We note that you may use proceeds from this offering for opportunistic or selective acquisitions, as well as disclosure on page 125 that pursuing strategic acquisitions in
         Illinois is part of your business strategy. Please revise to disclose, if true, that you have no current plans, understandings, or agreements to make any material acquisitions.
         Alternatively, revise your prospectus to disclose the material terms of such plans.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Overview of Recent Financial Results
Comparison of Year Ended December 31, 2018 to Year Ended December 31, 2017, page 72

10. Please revise your disclosures to discuss the nature of the employee benefits policy change that resulted in the $1.3 million expense in the year ended December 31, 2017.
Critical Accounting Policies and Estimates , page 111

11. Please add disclosure in your Critical Accounting Policies similar to what you note on
FirstName LastNameJ.that, as Carter of your election to use the extended transition under the page 54 stating Lance a result
Comapany NameHeartland Bancorp, Inc. may not be comparable to companies that comply
       JOBS Act, your financial statements
July 29, 2019 Pagecompany effective dates.
       with public 3
FirstName LastName
 J. Lance Carter
FirstNameBancorp, Inc.Lance Carter
Heartland LastNameJ.
Comapany NameHeartland Bancorp, Inc.
July 29, 2019
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Index to Consolidated Financial Statements
Unaudited Consolidated Financial Statements as of March 31, 2019 and for the Three Months ended March 31, 2019 and 2018
Consolidated Statements of Income for the Three Months ended March 31, 2019 and 2018, page
F-3

12. Revise your historical financial statements to include a separate column for pro forma tax and related EPS data. Refer to section 3410.1 of the Division of Corporation Finance
         Financial Reporting Manual.
Exhibit Index, page II-4

13. We note your disclosure on page 150 that you have entered into employment agreements with each of your Named Executive Officers. Please revise to include these employment agreements in your Exhibit Index. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K for
         guidance.
       You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Cara Lubit,
Staff Accountant, at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202)
551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Financial Services
cc:      Elisabeth M. Martin